P.E. 2/20/2014

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005534

March 10, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-10-14

Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

Re: Wells Fargo & Company
Incoming letter dated February 20, 2014

Dear Mr. Barry:

This is in response to your letter dated February 20, 2014 concerning the shareholder proposal that the New York State Common Retirement Fund submitted to Wells Fargo. On February 14, 2014, we issued our response expressing our informal view that Wells Fargo could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

G&E Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 20, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Norman von Holtzendorff, Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Wells Fargo & Company - Staff No-Action Letter Dated February 14, 2014

Director Higgins and Mr. von Holtzendorff:

On February 14, 2014, the Staff of the Division of Corporation Finance (the "Staff"), issued a letter (the "February 14 Letter") stating that Wells Fargo & Company ("Wells Fargo" or the "Company") has some basis to exclude from its 2014 proxy materials a Proposal ("Proposal") submitted by New York State Comptroller Thomas P. DiNapoli, in his capacity as Trustee of the New York State Common Retirement Fund (the "Fund"). The basis articulated by the Staff for its decision, however, evidences a misreading of the Proposal's actual language. The Staff's February 14 Letter, therefore, appears to be the product of a simple factual mistake. To correct that error, the Fund respectfully requests that the Staff reconsider the Proposal and its determination of whether the Proposal falls within the "ordinary business" exception to Rule 14a-8(i)(7), as argued by Wells Fargo. Based on the Staff's own stated policies and determinations – including what the Staff identified as a "significant policy issue" in the February 14 Letter itself – we submit that the Proposal does not relate to ordinary business operations.

In the February 14 Letter, the Staff recognized that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." Nevertheless, the Staff determined that the Proposal related to the "ordinary business" of the Company because "the proposal relates to the compensation paid to any employee who has the ability to expose Wells Fargo to possible material losses *without regard to whether the employee receives incentive compensation*..." (Emphasis supplied). This factual statement is incorrect.

By its terms, the disclosures requested in the Proposal relate ***exclusively to incentive compensation reported in an aggregate manner, not on an individual employee basis.*** As such, the Staff's characterization of the Proposal is simply mistaken.

The Proposal requests the Company to disclose whether it has identified employees who have the ability to expose Wells Fargo to material financial risk, and if the Company has made such an identification to disclose:

(a) the methodology and criteria used to identify those employees;

(b) the number of those employees, broken down by division;

(c) the ***aggregate percentage*** of compensation, ***broken down by division***, paid to those employees ***that constitutes incentive-based compensation***; and

(d) the ***aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics***, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

(Emphasis supplied).

The Proposal seeks only information regarding incentive-based compensation paid to employees in a position to cause Wells Fargo to incur material financial loss. Subsections (a) and (b) ask that Wells Fargo describe how it identified employees who can expose the Company to material financial loss. The disclosures requested in subsections (c) and (d), which seek information related to compensation, are expressly limited by their terms to incentive-based compensation and seek information only on an aggregate basis, broken down by division. There is nothing in the Proposal, therefore, that seeks disclosure of *any* compensation that is not expressly incentive-based, and the Proposal does not seek disclosure of any employee's individual compensation. The Proposal, by its terms, only seeks disclosure of aggregate data relating to incentive-based compensation.

We appreciate the resources that the Staff devotes to the consideration of the myriad shareholder proposals it receives each proxy season. We also believe the Staff devotes much effort to ensuring that their no-action determinations are consistent, fair, and comport with the language and intent of Rule 14a-8. In this case, however, we respectfully submit that the Staff simply misread or misinterpreted the Proposal, and as such misapplied the ordinary business exception of Rule 14a-8(i)(7). As properly construed, the Proposal relates "to the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution," which is precisely what the Staff has recognized to be "a significant policy issue" in the February 14 Letter.

We therefore request that the Staff reconsider its ruling in the February 14 Letter. In the alternative, we request that the Director of the Division of Corporation Finance intervene and reverse the Staff's determination. Thank you for your consideration.

Sincerely,

Michael J. Barry
Grant & Eisenhofer, P.A.

cc: Mary Jo White, Chair
Luis A. Aguilar, Commissioner
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Michael S. Piwowar, Commissioner
Elizabeth Ising
Mary E. Schaffner